Exhibit 99.1

Orla Mining Provides Second Quarter 2023 Operational Results

VANCOUVER, BC, July 12, 2023 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an interim operational update for the second quarter ended June 30, 2023.

During the second quarter of 2023, the Camino Rojo Oxide Mine produced and sold 29,058 and 29,773 ounces of gold, respectively. Camino Rojo continues to perform according to plan, and the Company remains on track to meet 2023 annual gold production guidance of 100,000 to 110,000 ounces. As at June 30, 2023, Orla had a cash position of $114.5 million.

Camino Rojo Mining and Processing Totals		Q2 2023	YTD 2023
Ore Mined	tonnes	1,787,125	3,735,668
Ore - processed	tonnes	1,729,374	3,375,968
Low Grade Ore - stockpiled	tonnes	57,752	359,700
Waste Mined	tonnes	1,087,755	2,271,536
Total Mined	tonnes	2,874,880	6,007,204
Strip Ratio	w:o	0.61	0.61
Total Ore Mined Gold Grade	g/t	0.76	0.74
Ore - processed	g/t	0.77	0.79
Low Grade Ore - stockpiled	g/t	0.30	0.29

Ore Crushed	tonnes	1,878,439	3,648,794
Ore Stacked	tonnes	1,789,862	3,491,050
Stacked Ore Gold Grade	g/t	0.77	0.79
Gold Produced	oz	29,058	54,968
Gold Sold	oz	29,773	56,632

Daily Stacked Throughput Rate – Average	tpd	19,669	19,288
Daily Stacked Throughput / Nameplate Capacity	%	109.3%	107.2%
Total Crushed Ore Stockpile	tonnes	61,400
Total Crushed Ore Stockpile Au Grade	g/t	0.87
Total ROM Ore Stockpile*	tonnes	2,470,555
Total ROM Ore Stockpile Grade	g/t	0.33
*ROM ore stockpile includes mined ore but yet crushed, and low-grade stockpiles.

Second Quarter 2023 Conference Call

Orla will host a conference call on Friday, August 4, 2023, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the second quarter 2023:

Dial-In Numbers / Webcast:

Conference ID:           5844017

Toll Free:                    1 (888) 550-5302

Toll:                            1 (646) 960-0685

Webcast:                    https://orlamining.com/investors/presentations-and-events/

Qualified Persons Statement

The scientific and technical information related to Camino Rojo in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico, (2) South Railroad, located in Nevada, United States, and (3) Cerro Quema, located in Los Santos Province, Panama. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 160,000 hectares which contains a large oxide and sulphide mineral resource. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively.

www.orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including statements regarding the Company remaining on track to meet its 2023 annual gold production guidance of 100,000 to 110,000 ounces. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold, silver, and copper; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; the impact of the COVID-19 pandemic on the Company's operations; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks at the Cerro Quema project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo plc with respect to accessing certain additional portions of the mineral resource at the Camino Rojo project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; unknown liabilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; and risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 20, 2023, which are available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2023/12/c4690.html

%CIK: 0001680056

For further information: Please contact: Jason Simpson, President & Chief Executive Officer, Andrew Bradbury, Vice President, Investor Relations & Corporate Development, info@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 12-JUL-23